UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 4)(1)

                        Shells Seafood Restaurants, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    822809109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Jay A. Wolf
                      c/o Trinad Capital Master Fund, Ltd.
                      2121 Avenue of the Stars, Suite 1650
                          Los Angeles, California 90067
                                 (310) 601-2500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 13, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [__]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 822809109
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Trinad Capital Master Fund, Ltd.    98-0447604
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)X (joint filers)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        Working Capital
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
                    ------------------------------------------------------------
                    8     SHARED VOTING POWER

                          3,521,548
                    ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          3,521,548
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,521,548
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X] (1)

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------
(1) Does not include 22,270 shares of Series B Convertible Preferred Stock which is convertible into 445,400 shares of Common Stock.

CUSIP No. 822809109
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Trinad Management, LLC   20-0591302
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)X (joint filers)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
                    ------------------------------------------------------------
                    8     SHARED VOTING POWER

                          3,521,548
                    ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          3,521,548
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,521,548
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X] (1)

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------
(1) Does not include 22,270 shares of Series B Convertible Preferred Stock which is convertible into 445,400 shares of Common Stock.

CUSIP No. 822809109
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Trinad Capital LP 20-0593276
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)X (joint filers)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
                    ------------------------------------------------------------
                    8     SHARED VOTING POWER

                          3,169,393
                    ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          3,169,393
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,169,393
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X] (1)

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------
(1) Does not include 22,270 shares of Series B Convertible Preferred Stock which is convertible into 445,400 shares of Common Stock.

CUSIP No. 822809109
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Trinad Advisors GP, LLC    20-0591650
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)X (joint filers)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
                    ------------------------------------------------------------
                    8     SHARED VOTING POWER

                          3,169,393
                    ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          3,169,393
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,169,393
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X] (1)

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------
(1) Does not include 22,270 shares of Series B Convertible Preferred Stock which is convertible into 445,400 shares of Common Stock.

CUSIP No. 822809109
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert S. Ellin
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)X (joint filers)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
                    ------------------------------------------------------------
                    8     SHARED VOTING POWER

                          3,521,548
                    ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          3,521,548
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,521,548
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X] (1)

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------
(1) Does not include 22,270 shares of Series B Convertible Preferred Stock which is convertible into 445,400 shares of Common Stock.

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Jay A. Wolf
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)X (joint filers)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH
                    ------------------------------------------------------------
                    8     SHARED VOTING POWER

                          3,521,548
                    ------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          3,521,548
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,521,548
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X] (1)

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------
(1) Does not include 22,270 shares of Series B Convertible Preferred Stock which is convertible into 445,400 shares of Common Stock.

CUSIP No. 822809109


Introductory Statement

This constitutes Amendment No. 4 ("Amendment") to the Statement on Schedule 13D, filed on June 1, 2004, relating to shares of the Common Stock (the "Shares") of Shells Seafood Restaurant, Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No.1 filed on June 25, 2004; Amendment No. 2 filed on December June 14, 2005; and Amendment No. 3 filed on June 1, 2006.

This Amendment relates to the common stock, $.01 par value per share, (the "Common Stock") of Shells Seafood Restaurants, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 16313 North Dale Mabry Highway, Suite 100, Tampa FL 33618.

Except as otherwise described herein, the information contained in the Schedule 13D, as amended, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them. Information given in response to each item in the Schedule 13D, as amended, shall be deemed incorporated by reference in all other items.

Item 2. Identity and Background.

(a),  (c)

This Schedule is being filed by:

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii) Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP. As of the date hereof, Trinad Capital LP is the owner of 90% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iii) Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(iv) Trinad Advisors GP, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, which is principally engaged in serving as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(v) Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager and a managing director of Trinad Advisors GP, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and a managing director of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd.

(vi) Jay A. Wolf, an individual and a director of the issuer. Mr Wolf's principal occupation is to serve as portfolio manager and a managing director of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd. and a managing director of Trinad Advisors GP, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

CUSIP No. 822809109

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors GP, LLC, Robert S. Ellin and Jay A. Wolf, is 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Robert S. Ellin is a United States citizen.

Jay A. Wolf is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 3 to this Schedule 13D, the Master Fund has used $434,310 of its working capital to purchase an aggregate of 550,000 shares of the Issuer's Common Stock.

Item 4. Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs
(a) through (j) of Item 4 of the instructions to this Report.

Item 5. Interest in Securities of the Issuer.

(a)

The percentages used herein and are calculated based on the 16,238,997 shares of Common Stock reported by the Company to be issued and outstanding as of August 16, 2006 in the Company's latest Form 10-Q, as filed with the Securities and Exchange Commission on August 16, 2006.

As of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 3,521,548 shares of the Common Stock, representing approximately 21.6% of the Common Stock of the Company.

CUSIP No. 822809109

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin (as a Managing Member of Trinad Advisors GP, LLC and Trinad Management, LLC) are deemed the beneficial owner of 3,521,548 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 21.6% of the Common Stock of the Company.

Trinad Capital LP (as the owner of 90% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP), are each deemed the beneficial owner of 90% of the shares of the 3,521,548 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 19.5% of the Common Stock of the Company.

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors GP, LLC disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except for (i) the indirect interest of being the managing member of Trinad Advisors GP, LLC, the general partner of Trinad Capital LP, (ii) the indirect interest of being the managing member of Trinad Management, LLC, the manager of Trinad Capital Master Fund, Ltd. and (iii) the indirect interest of Robert S. Ellin by virtue of being a limited partner of Trinad Capital LP.

Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except for (i) the indirect interest of being the managing member of Trinad Advisors GP, LLC, the general partner of Trinad Capital LP, (ii) the indirect interest of being the managing member of Trinad Management, LLC, the manager of Trinad Capital Master Fund, Ltd. and (iii) the indirect interest of Jay A. Wolf by virtue of being a limited partner of Trinad Capital LP.

Trinad Management, LLC and Robert S. Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(b)

Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own.

(c)

Trinad Capital Master Fund, Ltd. acquired an additional 100,000 shares on November 13, 2006 at an aggregate purchase cost of $75,015, including commissions and an additional 100,000 shares on November 15, 2006 at an aggregate purchase cost of $75,000, including commissions. Except as set forth in the prior sentence, none of the Reporting Persons nor, to the undersigned's knowledge, any of their executive officers or directors has engaged in any transactions involving and have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

CUSIP No. 822809109

Item 6. Contracts, Arrangements, Understandings or Relationships with the
Issuer.

In March 2005, Trinad Capital, L.P., Bruce Galloway and Frederick R. Adler ("Lenders") provided the issuer with a $1.6 million revolving line of credit, which was to mature on the earlier of March 31, 2006 or the closing of an aggregate amount of financing providing us not less than $1.6 million of net proceeds. Amounts drawn under the line of credit bear interest at the rate of 15% per annum, payable 8% monthly in arrears and 7% deferred until the maturity date. The Lenders received a fee of $80,000, in the aggregate, for extending the credit line to the Issuer, paid to each Lender pro rata in accordance with each investor's percentage interest (50% for Adler, 30% for Trinad and 20% for Galloway). In May 2005, the Lenders agreed to extend the maturity date under the line of credit to May 23, 2007 for no additional consideration. In connection with the restructuring of Trinad Capital LP into the Master Fund, the obligations of Trinad Capital LP with respect to the line of credit were transferred to Trinad Capital Master Fund Ltd.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting persons named in
Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Not Applicable

CUSIP No. 822809109

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.            TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company           a Delaware limited liability company




By: /s/ Robert S. Ellin                     By: /s/ Robert S. Ellin
    ------------------------------              --------------------------------
    Robert S. Ellin, Director                   Robert S. Ellin, Managing Member

Date: November 17, 2006                     Date: November 17, 2006

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS GP, LLC                 TRINAD ADVISORS GP, LLC
a Delaware limited liability company        a Delaware limited liability company
As its General Partner


By: /s/ Robert S. Ellin                     By: /s/ Robert S. Ellin
    ------------------------------              --------------------------------
    Robert S. Ellin, Managing Member            Robert S. Ellin, Managing Member

Date: November 17, 2006                     Date: November 17, 2006

By: /s/ Robert S. Ellin                     By: /s/ Jay A. Wolf
    ------------------------------              --------------------------------
    Robert S. Ellin, an individual             Jay A. Wolf, an individual
Date: November 17, 2006                     Date: November 17, 2006


                        --------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 822809109

                                    EXHIBIT I
                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 17, 2006

TRINAD CAPITAL MASTER FUND, LTD.            TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company           a Delaware limited liability company




By: /s/ Robert S. Ellin                     By: /s/ Robert S. Ellin
    ------------------------------              --------------------------------
    Robert S. Ellin, Director                   Robert S. Ellin, Managing Member

Date: November 17, 2006                     Date: November 17, 2006

TRINAD CAPITAL LP                           TRINAD ADVISORS GP, LLC
a Delaware limited partnership              a Delaware limited liability company

By:  TRINAD ADVISORS GP, LLC
a Delaware limited liability company
As its General Partner


                                           By: /s/ Robert S. Ellin
                                               --------------------------------
                                               Robert S. Ellin, Managing Member

By: /s/ Robert S. Ellin                     Date: November 17, 2006
    ------------------------------
    Robert S. Ellin, Managing Member

Date: November 17, 2006

By: /s/ Robert S. Ellin                     By: /s/ Jay A. Wolf
    ------------------------------              --------------------------------
    Robert S. Ellin, an individual              Jay A. Wolf, an individual
Date: November 17, 2006                     Date: November 17, 2006